

May 3, 2012

Via E-mail
Barbara Walaszek
President, Treasurer and Secretary
Kusocinskiego 3
Torun, Poland 87-100

> **Re: Trance Global Entertainment Group Corp.**
> **Registration Statement on Form S-1**
> **Filed April 16, 2012**
> **File No. 333-180750**

Dear Ms. Walaszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the factors noted below, we note that you may be a blank check company, as such term is defined in Securities Act Rule 419. Accordingly, please revise to have the offering comply with Securities Act Rule 419. Alternatively, please include a statement on the cover page of the prospectus that you have no plans to engage in a merger or acquisition with another entity.

    -   You are a development stage company and you are issuing penny stock

    -   You have not generated any revenues to date

    -   You have no assets other than cash and cash equivalents

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to disclose your election under Section 107(b) of the Act:

    *   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable in "Management's Discussion and Analysis or Plan of Operation—Significant Accounting Policies" or

    *   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with the effective dates applicable to public companies. Please include a similar statement in "Management's Discussion and Analysis or Plan of Operation—Significant Accounting Policies."

Summary Financial Information, page 6

3. Please revise your net loss per share figure such that it agrees to the figure presented on your statement of operations on page F-3.

Use of Proceeds, page 10

4. Pursuant to Item 504 of Regulation S-K, your use of proceeds table should indicate how the net proceeds of the offering will be utilized. Please revise your table accordingly and ensure that it is consistent with your plan of operation on pages 13-14. Please also include language clarifying that:

    *   the offering is on a "best-efforts" basis;

    *   the offering scenarios presented are for illustrative purposes only, and;

    *   the actual amount of proceeds, if any, may differ.

Dilution, page 11

5. We have reviewed your dilution table and have the following comments:

    *   It does not appear that you reflected the anticipated offering expenses in your dilution table calculations. For example, it appears that your post offering net tangible book value assuming all 3 million shares are sold would be $80,989 consisting of the

> beginning net tangible book value of ($1,011), gross proceeds of $90,000 and offering expenses of $8,000. Please revise the figures and computations in your dilution table accordingly.

- Please ensure that all figures presented on pages 11 and 12 are internally consistent. We note that the dilution per share figures presented in your page 11 narrative do not agree to the figures in your dilution table on page 12.

- We note you disclose an incorrect pre-offering net tangible book value per share figure of $0.0007 in the middle of page 12. Please revise.

- Please revise the "Existing Stockholder" reference in the bottom row of your page 12 table to read "Purchasers."

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 13

6. Although you disclose in your narrative and table on page 14 that the minimum cost for marketing and advertising is $7,000, the minimum amount allocated for this expense in your use of proceeds table is $5,500. Please revise these amounts so that they are internally consistent or, if you believe no changes to the amounts are necessary, revise your disclosures to explain the reasons for this difference.

7. You disclose on page 14 the cost of development of your products. Please revise your disclosures to clarify what these cost figures represent. For example, please disclose if these amounts represent the average per unit inventory cost or if they represent the costs paid to design prototypes for your product offerings.

8. We note that the total cost of the contract with ADMAR is $1,000,000. Please disclose how this cost is factored into your product development costs for the next 12 months.

Report of Independent Registered Public Accounting Firm, page F-1

9. Please obtain and file a revised audit report and consent which identifies Trance Global Entertainment Group Corp. as a development stage company.   This may be done in the addressee heading. Please also explain to us why the addressee heading of your audit report references Burnaby, BC, Canada.

Balance Sheet, page F-2

10. We note that your common stock line item indicates that there are 7.35 million shares issued and outstanding and that the common stock balance is $3,500. Please revise the line item description to indicate that there are 3.5 million common shares issued and

outstanding and revise your equity account balances to allocate the proceeds received from your common share sale between the common stock and APIC line items. Please note that only the par value of your common shares should be reflected in the common stock line item.

Statement of Stockholder's Deficit, page F-4

11. Pursuant to ASC 915-215-45-1a please disclose the date of your common stock issuance within your statement of stockholder's deficit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Kevin A. Polis
        Carrillo Huettel, LLP